SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Allison Transmission Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01973R101
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2016
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Ashe Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,031,115 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,031,115 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,031,115 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,020 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,020 Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,020 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IN

(1) The 4,020 Shares are held in the William C. Crowley Roth IRA (the “Roth IRA”).

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2015 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of Allison Transmission Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first sentence of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $289,000,000 (including brokerage commissions) in the aggregate to acquire the 10,035,135 Shares reported herein as beneficially owned by the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Since the filing of the Original Schedule 13D, Mr. Crowley, on behalf of the Reporting Persons, has continued to engage in discussions with representatives of the Issuer regarding the nomination of Mr. Crowley for election to the Board. To date, the Board has denied such request.

As a result of the Board’s refusal to consider the nomination of Mr. Crowley for election to the Board, on February 11, 2016, the Reporting Persons and their affiliates submitted a notice of intent to nominate Mr. Crowley for election as a director at the 2016 annual meeting of stockholders of the Issuer (the “Annual Meeting”) and present three proposals: (1) a proposal seeking the declassification of the Board, such that every director will be up for election annually commencing with the first annual meeting of stockholders for the election of directors occurring after the elimination of the classification of the Board; (2) a proposal seeking the adoption of a majority voting standard for the election and re-election of directors in uncontested elections; and (3) a proposal seeking proxy access for qualified stockholders who, among other things, beneficially own, and have beneficially owned for the last three years, at least 3% or more of the Issuer’s Shares.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 171,031,830 Shares outstanding, which is the total number of Shares outstanding as of October 13, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on October 27, 2015.

As of the close of business on the date hereof, the Reporting Persons may be deemed to beneficially own 10,035,135 Shares, constituting approximately 5.9% of the Shares outstanding.

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 5 of 6 Pages

(b) Ashe has sole voting and dispositive power over 10,031,115 Shares, which power is exercised by the Principals. Mr. Crowley has sole voting and dispositive power over the 4,020 Shares held in the Roth IRA.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit C hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit C:	Transactions in the Shares During the Last 60 Days.

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2016

ASHE CAPITAL MANAGEMENT, LP

By:	/s/ William Harker
Name:	William Harker
Title:	Co-Founder and President

/s/ William C. Crowley
WILLIAM C. CROWLEY